Exhibit 99.1

TURBO ENERGY BRINGS 62.5 MWh OF INTELLIGENT ENERGY STORAGE ONLINE ACROSS THREE INDUSTRIAL SITES

Turbo Energy’s systems integrate battery storage, solar generation and industrial demand through intelligent energy management at three sites under the Company’s previously announced $53 million contract to supply and implement 366 MWh of battery storage

Turbo Energy’s battery storage technology integrated with rooftop solar at one of the industrial sites included in Pamesa Net Zero, enabling intelligent management of renewable energy for industrial operations.

VALENCIA, Spain — (GLOBE NEWSWIRE) – October 6, 2026 — Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global technology integrator specializing in AI-driven energy storage and energy management solutions, today announced that 62.5 MWh of intelligent energy storage capacity supplied by the Company is now fully operational across three industrial sites in Spain: ECO Porcelánico, Compacglass and TAU Porcelánico. The systems have completed installation, commissioning and testing and are currently being used in normal commercial operations.

The operating systems form part of Turbo Energy’s previously announced $53 million contract to supply and implement 366 MWh of battery storage across 10 factories. The transition of the first three sites into full operation demonstrates the project’s progression from equipment delivery and installation to the active management of energy under real industrial production conditions.

At the three operating sites, Turbo Energy’s storage technology and intelligent energy management system coordinate battery charging and discharging with photovoltaic generation and each facility’s industrial consumption profile. Based on project operating data, the three sites combine 62.5 MWh of fully operational battery storage with 34 MWp of installed and operating photovoltaic capacity.

This integrated architecture enables solar generation, battery storage and industrial demand to operate as a coordinated energy system. Turbo Energy’s energy management technology continuously monitors the performance of these assets and manages how stored energy is used according to the operating requirements of each factory.

From delivery to industrial operation

During the first half of 2026, Turbo Energy delivered more than 130 MWh of battery storage systems for the project. With 62.5 MWh now fully operational, the Company has advanced a material portion of that delivered capacity through installation, system integration and commissioning into active industrial operation. The remaining delivered capacity is at various stages of installation, system integration and commissioning and is not included in the 62.5 MWh operational figure.

This progression represents an important execution step for Turbo Energy. The project requires the Company’s storage technology and proprietary energy management system to be deployed across multiple industrial sites with different consumption profiles, production schedules and technical configurations, demonstrating its capacity to integrate distributed storage systems at scale.

Since the first systems entered operation in July 2026, the three operating installations have avoided 421 metric tons of CO₂, providing an initial measured indication of the environmental performance of the integrated energy infrastructure.

“Bringing 62.5 MWh online is the point at which delivered equipment becomes an actively managed industrial energy asset,” said Mariano Soria, Chief Executive Officer of Turbo Energy. “These systems are now coordinating battery storage, solar generation and factory demand under real production conditions. This progress demonstrates our ability to execute complex, multi-site storage projects and provides a strong operating reference for future commercial and industrial deployments.”

Intelligent Energy Management at industrial scale

The three operating sites form part of Pamesa Net Zero, a broader industrial energy platform being developed across the facilities of Pamesa Grupo Empresarial, one of Europe’s leading ceramic manufacturing groups. The broader project is being developed by Umbrella Global Energy, Turbo Energy’s parent company, through IM2 Energía Solar, another subsidiary of Umbrella Global Energy. Under the previously announced $53 million contract, Turbo Energy is responsible for supplying and implementing the battery storage technology and proprietary AI-driven energy management system that connect the project’s generation, storage and industrial consumption assets within a coordinated architecture.

At each site, the energy management system analyzes real-time and forecast electricity prices, weather forecasts, expected solar generation, predicted facility demand, battery status and operating constraints. It uses these inputs to determine when energy should be stored, drawn from the grid or deployed from the batteries, supporting increased renewable self-consumption, more efficient asset utilization and greater control over each facility’s energy requirements.

As additional sites advance through delivery, installation and commissioning, Turbo Energy expects to extend this operating model across the wider project. The remaining deployment schedule is subject to construction readiness, permitting, testing, customer acceptance and other project-specific conditions.

Pamesa Net Zero provides an operating reference for Turbo Energy’s ability to deliver integrated storage and energy management across complex industrial environments. This capability is also reflected in the Company’s separate $3.5 million portfolio of 15 intelligent energy storage projects across Spain and Chile, announced in September 2026, which extends Turbo Energy’s technology across a diversified range of commercial and industrial applications.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy, S.A. (Nasdaq: TURB) is a global technology integrator specializing in AI-driven energy storage and energy management solutions. The Company integrates advanced battery storage, proprietary software and energy management systems into intelligent energy solutions that help residential, commercial and industrial customers optimize energy consumption, reduce costs, improve resilience and maximize the value of their energy assets.

As part of Umbrella Global Energy, Turbo Energy plays a strategic role in driving innovation in intelligent energy storage, electrification and software-defined energy management across Europe, North America and Latin America. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, including anticipated manufacturing, delivery, installation and commissioning timelines, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Turbo Energy | Investor Relations
Email: investors@turbo-e.com
Website: investors.turbo-e.com